UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934	OMB APPROVAL
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DIGITAL ECOSYSTEMS CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

25385J 10 0
(CUSIP Number)

Valentina Tuss
105 – 5158 48th Avenue
Delta, British Columbia Canada V4K 5B6
(604) 681-7039
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25385J 10 0

1.	Names of Reporting Persons Valentina Tuss
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 6,500,000 Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 6,500,000 Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,500,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 71.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25385J 10 0

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Digital Ecosystems Corp., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6.

ITEM 2.	IDENTITY AND BACKGROUND

a)	Name of Person filing this Statement:

Valentina Tuss

(b)	Residence or Business Address:

The residential address of Ms. Tuss is 105 – 5158 48th Avenue, Delta, British Columbia, Canada V4K 5B6.

(c)	Present Principal Occupation and Employment:

Valentina Tuss, is the Company’s President, Chief Executive Officer and a director and has served in those capacities since its inception on February 21, 2002. From August 1997 to present, Ms. Tuss was an independent marketing executive with INC 500 Corporation – Melaleuca Inc., promoting the company’s products and signing new customers for the company. Also, from 2000 to present, Ms. Tuss has acted as an advisor to LFI Ltd., a Taiwanese organization engaged in promoting trade and commerce between Canada and Taiwan, inclusive of sourcing out investment opportunities both in North America and South East Asia.

(d)	Criminal Convictions:

Ms. Tuss has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Ms. Tuss has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Ms. Tuss is a citizen of Canada.

CUSIP No. 25385J 10 0

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 1, 2002, the Company issued to Ms. Tuss 6,500,000 shares of common stock at a price of $0.001 per share for total proceeds of $6,500. The amount was paid by her personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

The purchase of the shares by Ms. Tuss was an initial investment by the founding shareholder of the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of February 9, 2005, Ms. Tuss beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock

Common Stock	6,500,000	71.3%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information i provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of February 7, 2005, there were 9,120,000 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

Ms. Tuss has the sole power to vote or to direct the vote of the Company Shares held by her and has the sole power to dispose of or to direct the disposition of the Company Shares held by her.

(c)	Transactions Effected During the Past 60 Days:

Ms. Tuss has effected the following sales of the Company’s securities during the 60 days prior to February 7, 2005:

Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected

None.

CUSIP No. 25385J 10 0

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005 _________________________________________ Date

/s/ Valentina Tuss _________________________________________ Signature

VALENTINA TUSS _________________________________________ Name/Title